SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

Amendment No. 2

REALNETWORKS, INC.

(RealNetworks LLC as successor by merger to RealNetworks, Inc.)

(Name of the Issuer)

RealNetworks, Inc.

Greater Heights LLC

RealNetworks LLC (formerly, Greater Heights Acquisition LLC)

Robert Glaser

GH Sliver, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75605L708

(CUSIP Number of Class of Securities)

Michael Parham

Senior Vice President, General Counsel and Corporate Secretary

RealNetworks, Inc.

1501 First Avenue South, Suite 600

Seattle, Washington 98134

(206) 674-2700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Trenton Dykes	Patrick J. Schultheis
Andrew Ledbetter	Wilson Sonsini Goodrich & Rosati
DLA Piper LLP (US)	Professional Corporation
701 Fifth Avenue, Suite 6900	701 Fifth Avenue, Suite 5100
Seattle, Washington 98104	Seattle, Washington 98104
(206) 839-4800	(206) 883-2500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13e-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 2 (this “Final Amendment”) to Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”), is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) RealNetworks LLC, a Washington limited liability company, as successor by merger to RealNetworks, Inc., a Washington corporation (“RealNetworks” or the “Company”); (2) Greater Heights LLC, a Washington limited liability company (“Parent”); (3) Robert Glaser (“Parent Guarantor” and Parent, together, the “Purchaser Filing Parties”) and (4) GH Sliver, Inc., a Washington corporation (“GH Sliver”). The persons filing this Final Amendment are collectively referred to as the “Filing Persons”.

This Final Amendment relates to the Agreement and Plan of Merger, dated July 27, 2022 (including all exhibits and documents attached thereto, the “Merger Agreement”), by and among the Company, Parent, Greater Heights Acquisition LLC, a Washington limited liability company and wholly owned subsidiary of Parent (“Merger Sub”) and, exclusively for purposes of Section 8.15 thereof, the Parent Guarantor. Pursuant to the Merger Agreement, on December 21, 2022, the Company merged with and into Merger Sub (the “Merger”), the separate corporate existence of the Company ceased, and Merger Sub continued its corporate existence under Washington law as the surviving company in the Merger (the “Surviving Company”), under the name RealNetworks LLC. Parent owns 100% of the equity interests of the Surviving Company following the transactions contemplated by the Merger Agreement. Parent Guarantor, directly or through GH Sliver, owns 100% of Parent.

This Final Amendment is being filed pursuant to Rule 13(e)-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement.

All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 3. Identity and Background of Filing Person (Regulation M-A Item 1003)

(a) – (c) Name and Address of Each Filing Person; Business and Background of Entities; Business and Background of Natural Persons.

GH Sliver is a Washington corporation and was formed on December 2, 2022, solely in connection with tax planning activities of the Parent Guarantor with respect to the transactions contemplated by the Merger Agreement (the “Tax Planning”). As of the date of this Final Amendment, GH Sliver holds 1% of Parent and Parent Guarantor holds the other 99% of Parent. As of the date of this Final Amendment, Parent Guarantor owns 100% of GH Sliver. As of the date of this Final Amendment, GH Sliver is not engaged in any business activities other than those incidental to its formation and in connection with the Tax Planning. The principal executive offices of GH Sliver are located at 1501 First Avenue South, Suite 600 Seattle, Washington 98134 and its telephone number is (206) 674-2700.

Item 15. Additional Information (Regulation M-A Item 1011)

On December 14, 2022, at a special meeting of the shareholders of the Company, the shareholders voted to adopt the Merger Agreement.

On December 21, 2022, the Company filed a Certificate of Merger with the Secretary of State of the State of Washington, pursuant to which the Merger became effective.

On December 21, 2022, the Surviving Company, as successor to the Company, notified the NASDAQ Stock Market (“NASDAQ”) of the consummation of the Merger and requested that NASDAQ delist the Company’s common stock on December 21, 2022. As a result, trading of the Company’s common stock on NASDAQ was suspended prior to the opening of NASDAQ on December 22, 2022. The Surviving Company also requested that NASDAQ file a notification of removal from listing and registration on Form 25 with the Securities and Exchange Commission (the “SEC”) to effect the delisting of the Company’s common stock from NASDAQ and the deregistration of the Company’s common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the effectiveness of the Form 25, the Surviving Company intends to file with the SEC a Form 15 requesting the termination of registration of the Company’s common stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and Section 15(d) of the Exchange Act.

Item 16. Exhibits (Regulation M-A Item 1016)

(a)(1) Definitive Proxy Statement of RealNetworks, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release, dated July 28, 2022 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed July 28, 2022 (File No. 001-37745)).

(c)(1)* Presentation of Houlihan Lokey Capital, Inc. to the Special Committee of the Board of Directors of the Company, dated July 26, 2022.

(c)(2) Opinion of Houlihan Lokey Capital, Inc., dated July 26, 2022 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(3)* Preliminary discussion materials of Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors, dated March 1, 2022.

(c)(4)* Preliminary discussion materials of Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors, dated March 24, 2022.

(c)(5)* Preliminary discussion materials of Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors, dated June 3, 2022.

(d)(1) Agreement and Plan of Merger, dated as of July 27, 2022, by and among the Company, Parent, Merger Sub and Parent Guarantor (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting and Support Agreement, dated as of July 27, 2022, by and among the Parent, Mr. Glaser and his affiliates and the Company directors that were not members of the Special Committee (incorporated herein by reference to Annex B of the Proxy Statement).

(f) Chapter 23B.13 of the Washington Business Corporation Act of the State of Washington (incorporated herein by reference to Annex D of the Proxy Statement).

(g) None.

107* Filing Fee Table.

*	Previously filed

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 27, 2022

REALNETWORKS LLC (as successor by merger to RealNetworks, Inc.)

By:	/s/ Robert Glaser
	Name:	Robert Glaser
	Title:	Manager

GREATER HEIGHTS LLC

By:	/s/ Robert Glaser
	Name:	Robert Glaser
	Title:	Manager

ROBERT GLASER

By:	/s/ Robert Glaser

GH SLIVER, INC.

By:	/s/ Robert Glaser
	Name:	Robert Glaser
	Title:	President

[Signature Page to SC 13e-3]